Exhibit 10.5

1. EFFECTIVENESS OF AGREEMENT

Upon execution of the letter agreement by LGX Energy Corp (the “Client”), Client shall be bound by the letter agreement and all appendices attached thereto, including these Standard Terms of Engagement (the letter agreement and all appendices attached thereto are collectively referred to as the “Agreement”).

2. CERTAIN WARRANTIES; DISCLAIMERS

Forward Progress, LLC warrants that the Services furnished by Forward Progress, LLC will be formed in a professional and workmanlike manner. Forward Progress, LLC’s sole obligation shall be to correct any non-conformance with this warranty, but only if Client gives Forward Progress, LLC written notice within 30 days after the Services are performed. THE ABOVE IS FORWARD PROGRESS, LLC’S ONLY REPRESENTATION AND WARRANTY TO CLIENT, AND IS MADE EXPRESSLY IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, TITLE, HABITABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, OR OTHERWISE, EACH OF WHICH FORWARD PROGRESS, LLC HEREBY EXPRESSLY DISCLAIMS.

3. LIMITATION OF LIABILITY

(a) Forward Progress, LLC’s total aggregate liability arising out of or relating to this agreement or its subject matter will be limited to and shall not exceed the amount Forward Progress, LLC has actually received from Client under this agreement in the twelve months prior to the event giving rise to such liability.

(b) In no event shall Forward Progress, LLC be liable for any special, incidental, indirect,consequential, punitive or exemplary damages (including, without limitation, damages for lost or anticipated revenue, profits or loss or use of data or information of any kind) arising out of,relating to or in connection with this agreement or its subject matter, whether based on warranty, contract, statute, equity,tort (including any form of negligence or strict liability) or otherwise, and whether or not Forward Progress, LLC has been advised of the possibility of such loss or damage.

4. OWNERSHIP OF MATERIALS

Client shall own all right, title, and interest in any work product first created in connection with the Services (“Work Product”). The foregoing notwithstanding, Work Product shall not include pre-existing materials, software, or applications that are owned by Forward Progress, LLC or licensed to Forward Progress, LLC by third parties and that Forward Progress, LLC uses in the performance of the Services, derivative works deriving from or based on any of the foregoing, or any ideas, concepts, methods, techniques, processes, procedures or know-how embodied by or incorporated into the deliverables that Forward Progress, LLC provides to you (collectively, “Tools”). All right, title, and interest in and to the Tools shall remain Forward Progress, LLC’s exclusive property, or the exclusive property of Forward Progress, LLC’s licensors. Subject to Client’s payment of and remaining current with respect to all amounts due hereunder, Forward Progress, LLC shall grant to Client a royalty-free, non-exclusive, non-transferable license (without the right to sublicense) to use the Tools for Client’s internal purposes as part of the Work Product. The foregoing license shall not apply to third party products or to theTools identified by Forward Progress, LLC as being subject to separate license agreements.

5. PAYMENT

(a) Forward Progress, LLC shall, as soon as possible after the beginning of each month, deliver to Client a separate, monthly invoice (“Invoice”) showing the amount due from Client for the Services to be performed by Forward Progress, LLC under this Agreement and the “Reimbursable Expenses” incurred by Forward Progress, LLC in furtherance of this Agreement. Client shall make payment to Forward Progress, LLC upon receipt of Forward Progress, LLC’s Invoice. Delinquent accounts (unpaid after a 30 day period of remittance) are susceptible to interest at 18% per annum or submission to collections. As used herein, “Reimbursable Expenses” means all pre-approved expenses incurred by Forward Progress, LLC in connection with providing the Services hereunder.

(b) The parties will negotiate in good faith the payment of any disputed amount. Client’s failure to question any invoice within 10 calendar days after the invoice is delivered to Client shall be conclusive evidence that such invoice is correct and that Forward Progress, LLC is entitled to full payment for all sums set forth in such invoice.

(c) Client shall be responsible for all expenses incurred by Forward Progress, LLC in collection, including reasonable attorneys’ fees.

(d) No deductions shall be made from Forward Progress, LLC’s compensation except where Forward Progress, LLC is finally determined to be legally liable by a court with jurisdiction over the parties.

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6. NON-SOLICITATION

(a) Beginning on the date of this Agreement and ending 12 months after the date Forward Progress, LLC last provides services to Client, whether under this Agreement or otherwise (the “Restricted Period”), Client shall not, directly or indirectly, either for itself or on behalf of any third party, (i) induce, advise or counsel any Restricted Person to terminate his or her relationship with Forward Progress, LLC, (ii) solicit, recruit, hire, or engage any Restricted Person or (iii) otherwise interfere with or damage, or attempt to interfere with or damage, the relationship between Forward Progress, LLC and any RestrictedPerson. The term “Restricted Person” means any person employed or engaged by Forward Progress, LLC who (i) performed services for Client at any time during the Restricted Period, or (ii) Client became aware of during the Restricted Period as a result of Client’s engagement of Forward Progress, LLC.

(b) If Client breaches Section 6 (a) and any personnel of Forward Progress, LLC terminates his or her relationship with Forward Progress, LLC, then Client shall pay to Forward Progress, LLC liquidated damages equal to the higher of (i) 100 percent of the most recent annualized total compensation (including salary, bonus and benefits) paid by Forward Progress, LLC to such personnel or (ii) 100 percent of such personnel’s anticipated annualized total compensation (including salary and targeted or expected bonus) to be paid to or received by such personnel during his or her service for Client. The amount payable by Client under this Section shall be paid in cash upon demand from Forward Progress, LLC. Client shall be responsible for all expenses incurred by Forward Progress, LLC in collection, including reasonable attorneys’ fees.

7. CONFIDENTIAL INFORMATION

If Forward Progress, LLC or Client supplies proprietary or confidential information to the other party in connection with this Agreement that is identified as, or that the other party should have known is, confidential, then the other party agrees to (a) protect the confidential information in a reasonable manner and (b) use and reproduce confidential information only as required to perform its obligations under this Agreement. This Section will not apply to information that is publicly known; already known to the receiving party; disclosed to a third party without restriction; or disclosed pursuant to legal requirement or order. Subject to the foregoing, Forward Progress, LLC may disclose Client’s confidential information to Forward Progress, LLC’s subcontractors and affiliate

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8. TERMINATION

(a) Either party may terminate this Agreement upon 45 days’ prior written notice to the other party, and;

(b) Forward Progress, LLC may terminate this Agreement immediately upon notice to Client if Client fails to make a payment when due. Client shall pay Forward Progress, LLC for all services performed by Forward Progress, LLC up to and including the date of termination, including all Reimbursable Expenses, and;

(c) This Agreement will automatically terminate upon the completion of the Client’s fundraising maximum as defined in SEC filings, set to $40,000,000 USD at the time of signature. In the event of completion, Forward Progress, LLC will perform necessary “wind-down” tasks including but not limited to the following: CRM maintenance, data security and privacy, transfer of account ownerships, ceasing all automated messaging to investor prospects, updating requisite landing pages, etc.

9. INDEPENDENT PARTIES

The parties to this Agreement are independent parties and Forward Progress, LLC will be considered, for all purposes, an independent contractor of Client. Nothing in this Agreement will be construed to make either party an agent, employee, joint venturer, partner or legal representative of the other party.

10. SEVERABILITY

If any provision contained in this Agreement shall be adjudicated to be partially or totally invalid or unenforceable for any reason, such provision shall be reformed to the minimum extent necessary to render it valid and enforceable. If a court refuses to so modify any such provision, such provision shall be eliminated from this Agreement but each of the remaining terms, provisions and covenants shall remain in full force and effect.

11. WAIVERS

The parties may waive any provision in this Agreement only by a writing executed by the party against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy, or in requiring the satisfaction of any condition, under this Agreement, and no act, omission or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy or condition. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

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12. NOTICES

All notices and other communications hereunder

(a) shall be in writing and shall be delivered to the address of the other party set forth in this Agreement;

(b) shall be deemed given or delivered (i) if delivered personally, when received, (ii) if sent from within the United States by registered or certified mail, postage prepaid, return receipt requested, on the third business day after mailing, (iii) if sent by messenger or reputable overnight courier service, when received, or (iv) if sent by e-mail or fax, when receipt is verified by electronic confirmation. A party may change its address by giving notice pursuant to this Section.

13. ASSIGNMENT

Neither this Agreement nor any of the rights, interests or obligations of any party hereunder may be assigned by such party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempted assignment without such consent shall be null and void; provided, however, that Forward Progress, LLC may assign its rights, interests and obligations under this Agreement without the consent of Client to any person or entity who acquires all or substantially all of the assets and business of Forward Progress, LLC or to any affiliate of Forward Progress, LLC.

14. SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

15. THIRD PARTY BENEFICIARIES

Except where expressly stated otherwise in this Agreement, this Agreement does not and is not intended to confer any rights or remedies upon any party other than the parties to this Agreement.

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16. ENTIRE AGREEMENT AMENDMENTS

This Agreement constitutes the final agreement between the parties. All prior and contemporaneous oral and written communications, negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The parties may amend this Agreement only by a written agreement of the parties that identifies itself as an amendment to this Agreement.

17. GOVERNING LAW; VENUE

The laws of the State of Illinois (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement. The parties agree that any cause of action that may arise in any way under or due to this Agreement shall be brought and have venue in the County of Cook, Illinois.

18. PRICING

Marketing Services related to Investor Acquisition will be delivered and managed by Forward Progress, LLC for Client for the duration of the campaign. Client will pay Forward Progress, LLC a retainer for services as follows:

Item	Description	Freq.	Price
Media Spend Fee*	Percentage of spend for advertising management (see below)	Monthly	TBD

LinkedIn Marketing	Targeted, automated outreach using industry and experience filters	Monthly	$1,500

Email Marketing	CRM-driven campaigns using both email and SMS to engage prospects.	Monthly	$2,500

Design Services	Ongoing creation and update of materials promote investment	Monthly	$1,500

Webinar Production**	Pre and post production of investor webinars including MC	Monthly	$1,800

* The Media Spend Fee is a management fee percentage based on the total advertising spend managed by Forward Progress, LLC in a given month on platforms including but not limited to Meta, Google, LinkedIn, Twitter, Reddit, Programmatic Display, Outbrain, and Taboola. The fee is inclusive of requisite

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copywriting, management, and reporting. Media Spend will fluctuate throughout the campaign with all spend being paid directly by Client to advertising platform unless otherwise noted. The management fee percentage is based on a sliding scale that lowers as the spend increases:

1. $1,000 to $150,000 = 10% Management Fee

2. $150,000 to $250,000 = 8% Management Fee

3. $250,000 and above = 7.5% Management Fee Example Media Spend Scenarios

Client authorizes a media spend of $100,000 for a given month. Forward Progress, LLC receives $10,000 for Media Spend Fee.

Client authorizes a media spend of $150,000 for a given month. Forward Progress, LLC receives $12,000 for Media Spend Fee.

** Webinar Production: This fee accounts for management of up to 4 webinars per month. Webinars beyond 4 per month will carry an additional fee of $450 per webinar and must be approved by the Client.

19. REVIEW PROCEDURES

All Materials and Marketing Services related to the Rapid Launch Plan created by Forward Progress, LLC will be reviewed and approved by LGX Energy Corp via Statistically Simple, LLC prior to public release. Forward Progress, LLC will make review and approval available to LGX Energy Corp via Statistically Simple, LLC, who will in return deliver feedback in a timely fashion, to meet necessary deadlines. Necessary project management software will be provided by Forward Progress, LLC.

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SIGNATURES

The undersigned acknowledges, agrees, and consents to the terms and understandings set forth in this above letter and standard terms of engagement.

X

NAME:	Howard Crosby
COMPANY:	LGX Energy Corp
DATE:
TITLE:	CEO & Founder
ADDRESS:	6 ½ North 2nd Ave
Walla Walla, WA 99362

EMAIL:

X

NAME:	Andy Angelos
COMPANY:	Forward Progress, LLC
DATE:
TITLE:	President
ADDRESS:	20 N. Wacker Drive
Ste 1200
Chicago, IL 60606

EMAIL:	andy@forwardprogress.net

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